As filed with the Securities and Exchange Commission on November 24, 1998.

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                          CORNELL CORRECTIONS, INC.
            (Exact Name of Registrant as Specified in its Charter)

                 DELAWARE                              76-0433642
(State of Incorporation or Organization)  (I.R.S. Employer Identification No.)

    1700 WEST LOOP SOUTH, SUITE 1500
             HOUSTON, TEXAS                                 77027
(Address of Principal Executive Offices)                  (Zip Code)

      SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

      TITLE OF EACH CLASS                         NAME OF EACH EXCHANGE ON
      TO BE SO REGISTERED                   WHICH EACH CLASS IS TO BE REGISTERED
---------------------------------------    -------------------------------------
ONE PREFERRED STOCK PURCHASE RIGHT WITH       NEW YORK STOCK EXCHANGE, INC.
 RESPECT TO EACH SHARE OF COMMON STOCK

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. |X|

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file number to which this Form relates:

                                 Not Applicable

      SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                     NONE
                               (Title of Class)

                INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      On April 22, 1998, the Board of Directors of Cornell Corrections, Inc., a Delaware Corporation, (the "Company") authorized the issuance of one preferred share purchase right (a "RIGHT") with respect to each outstanding share of common stock, $0.001 par value per share (the "Common Stock"), of the Company to shareholders of record at the close of business on May 11, 1998. Each Right entitles the registered holder to purchase from the Company one Unit (as such term is defined in the Rights Agreement, initially being one one-thousandth (1/1000th)) of a Preferred Share at a price of $120.00 per Unit of a Preferred Share (the "PURCHASE PRICE"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "RIGHTS AGREEMENT") dated as of May 1, 1998, between the Company and American Securities Transfer & Trust, Inc., as Rights Agent (the "RIGHTS AGENT").

      DETACHMENT OF RIGHTS; EXERCISE. Initially, the Rights will attach to all Common Stock certificates representing outstanding shares and no separate Right Certificate will be distributed. The Rights will separate from the Common Stock and a Distribution Date (as defined in the Rights Agreement) will occur upon the earlier of (i) 10 days following the public announcement that a Person or group of affiliated or associated Persons (an "ACQUIRING PERSON") has acquired beneficial ownership of 15% or more of the outstanding Voting Shares (as defined in the Rights Agreement) of the Company, or (ii) 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a Person or group of 15% or more of such outstanding Voting Shares.

      Until the Distribution Date (or earlier redemption or expiration of the Rights) (i) the Rights will be evidenced by the certificates representing Common Stock, (ii) the Rights will be transferred with and only with the Common Stock,
(iii) new Common Stock certificates issued after May 11, 1998, upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference, and (iv) the surrender for transfer of any certificates for Common Stock outstanding as of May 11, 1998, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

      As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "RIGHT CERTIFICATES") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

      The Rights are not exercisable until the Distribution Date. The Rights will expire on May 1, 2008 (the "FINAL EXPIRATION DATE"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

      If an Acquiring Person acquires 15% or more of the Voting Shares of the Company, each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) will become a right to buy that number of shares of Common Stock that at the time of such acquisition would have a market value of two times the Purchase Price of the Right.

If, however, the Board of Directors of the Company determines in good faith that a Person who would otherwise be an Acquiring Person, has become such inadvertently, and such Person divests a sufficient number of Voting Shares by such deadline as the Board of Directors shall set, then such Person shall not be deemed to be an Acquiring Person for any purposes of the Rights Agreement.

      If, after any Person has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

      REGISTRATION AND LISTING OF SECURITIES. The offer and sale of the Preferred Shares or other securities issuable upon exercise of the Rights will be registered with the Securities and Exchange Commission but such registration will not be effective until the Rights become exercisable. As described above, however, the Rights will not be transferable separately from the Common Stock until the Distribution Date.

      ANTIDILUTION AND OTHER ADJUSTMENTS. The number of Preferred Shares or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution.

      The number of outstanding Rights and the number of Preferred Shares or other securities issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

      EXCHANGE OPTION. At any time after the acquisition by a Person or group of affiliated or associated Persons of beneficial ownership of 15% or more of the outstanding Voting Shares of the Company and before the acquisition by a Person or group of 50% or more of the outstanding Voting Shares of the Company, the Board of Directors may, at its option, issue Common Stock or Preferred Shares of the Company in mandatory redemption of, and in exchange for, all or part of the then outstanding exercisable Rights (other than Rights owned by such Acquiring Person or group which would become null and void) at an exchange ratio of one Common Stock or one Unit of a Preferred Share for each Right which is then exercisable, subject to adjustment.

      REDEMPTION OF RIGHTS. At any time prior to the first public announcement that a Person or group has become the beneficial owner of 15% or more of the outstanding Voting Shares, the Board of Directors of the Company may redeem all, but not less than all, of the then outstanding Rights at a price of $0.01 per Right (the "REDEMPTION PRICE"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      NO RIGHTS AS SHAREHOLDER. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

      AMENDMENT OF RIGHTS. The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including amendment to extend the Final Expiration Date, except that after the Distribution Date no such amendment may materially and adversely affect the interests of holders of the Rights.

      The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A thereto the form of Right Certificate, is attached as Exhibit 7 hereto and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the form of Rights Agreement and the exhibits thereto. Capitalized terms in this description are defined in the Rights Agreement.

ITEM 2.     EXHIBITS.

      The following exhibits are filed with each copy of this Registration Statement filed with the New York Stock Exchange, Inc., but only Exhibit 6 with the copies of this Registration Statement filed with the Securities and Exchange
Commission:

EXHIBIT NO.       DESCRIPTION OF EXHIBITS

      1. Company's Annual Report and Form 10-K for the year ended December 31, 1997.

      2. Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

      3. Company's Proxy Statement for the Annual Meeting of Stockholders held on April 7, 1998.

      4.1   Company's Restated Certificate of Incorporation.

      4.2   Company's Amended and Restated Bylaws.

      5.    Specimen Common Stock Certificate.

      6. Rights Agreement dated as of May 1, 1998 between the Company and American Securities Transfer & Trust, Inc., as Rights Agent, which includes as EXHIBIT A the Form of Right Certificate, as EXHIBIT B the Form of Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock, and as EXHIBIT C the Summary of Rights to Purchase Preferred Stock.

                                  SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated: November 24, 1998            CORNELL CORRECTIONS, INC.


                                    By:/s/ BRIAN BERGERON
                                           Brian Bergeron
                                           Chief Financial Officer and Treasurer